Exhibit 3.1

Amended and Restated

Certificate of Incorporation
of
REGULUS THERAPEUTICS INC.

1.	The name of the corporation is “Regulus Therapeutics Inc.” (the “Corporation”).

2.	The address of the Corporation’s registered office is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The Corporation Service Company is the Corporation’s registered agent at that address.

3.	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

4.	The Corporation shall have authority to issue a total of 1,000 shares of common stock, par value $0.001 per share.

5.	In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

6.	The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. The election of directors of the Corporation need not be by written ballot.

7.	The liability of a director of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

8.	Any repeal or modification of Article 7 shall be prospective and shall not affect the rights under Article 7 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

9.	The Corporation elects not to be governed by Section 203 of the DGCL.